

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 6, 2009

Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources Ltd.
675 West Hastings Street #711
Vancouver, British Columbia
Canada V6B 1N2

> **Re: Golden Goliath Resources Ltd.**
> **Form 20-F/A for Fiscal Year Ended August 31, 2008**
> **Filed July 22, 2009**
> **Response Letter dated July 21, 2009**
> **File No. 000-31204**

Dear Mr. Pearce:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended August 31, 2008

Controls and Procedures, page 58

1.   We note that you amended your filing to add management's annual report on internal control over financial reporting, disclosure that is required under Item 15(b) of Form 20-F. We also note that your management has concluded that your disclosure controls and procedures were effective as of August 31, 2008. However management's failure to provide its report on internal control over financial reporting is evidence of ineffective disclosure controls and procedures. Under these circumstances, we believe you should add to the disclosure about management's conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year to clarify that, given the omission of the required disclosure about internal control over financial reporting, your disclosure controls and procedures were not actually effective at the time of filing your

report. Please contact us by telephone if you require further clarification or guidance.

2.   We note that you omitted disclosure regarding changes in internal control over financial reporting in your amendment to Form 20-F. Please revise your disclosure as necessary to comply with Item 15(d) of Form 20-F which requires the disclosure of any change in your internal control over financial reporting during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

3.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 19 of Form 20-F. Please revise these certifications to include the language of paragraph 4(b), as set forth in Exhibit Instruction 12.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        Brad Skinner
                                        Senior Assistant
                                        Chief Accountant